SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549




                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING





(Check One):   __Form 10-K and Form 10-KSB __ Form 20-F  __ Form 11-K
               X  Form 10-Q and Form 10-QSB __ Form N-SAR


         For Period Ended: September 30, 2002.

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Chapeau, Inc.

Former Name if Applicable: N/A

                      Address of Principal Executive Office

Street and Number:            10 Greg St.
City, State and Zip Code:     Sparks, NV 89431


                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)    The reasons described in reasonable detail in Part III of  this form could not be eliminated without unreasonable effort or expense;

[X]       (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The accountant's statement or other exhibit required by RULE
12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The Registrant was unable to file on November 14, 2002, its Form 10-QSB for the period ending on September 30, 2002 ("Form 10-QSB") because the Registrant was unable to timely, properly and accurately complete the report and the interim financial statements in order to complete the Form 10-QSB, without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Guy A. Archbold         (916)             780-6764
----------------      ---------       ----------------
(Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s).     [X] Yes [  ] No

(3 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant had no revenues and an approximate net loss of $431,000 for the three months ended September 30, 2002, subject to review and change.

                                  CHAPEAU, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2002             By:    /s/ Guy A. Archbold
-------------------------               ------------------------------
                                     Name:     Guy A. Archbold
                                     Title:    Chief Executive Officer,
                                               Financial Officer, and
                                               Member of the Board of
                                               Directors